

CONVESIO
2022 Report

Dear investors,

Each year Convesio continues to mature and grow. These last 12 months we saw major progress in the growth of the team, marketing, product and engineering. We developed more mature and sophisticated product and engineering processes which lays the foundation for us to grow over the coming years and also work on a major refactoring of our platform that will be released in 2024. Our marketing presence has also grown and as we begin to dominate all the keyword searches relevant for our solution. We are being recognized with a greater market presence and ended the year by being one of a handful of companies chosen by WordPress to exhibit at WordCamp US.

Over the next couple of years we expect to see transformative growth, new markets, continued international expansion and additional products launched.

We need your help!

Our investors can get involved and support us by spreading the word about Convesio, so that anyone with a business critical WordPress website checks us out. eCommerce, online learning, and publishing sites are just a few types that we specialize in. We are always looking for strategic partnerships, so if you know anyone that may be interested, we would love an introduction.

Sincerely,

Elizabeth Bochner
Co-Founder

Thomas Fanelli
Founder/CEO

Our Mission

The hosting market is primed for disruption as businesses realize they cannot reliably host their website on discount legacy providers. Convesio's approach and technology makes it a clear choice over legacy competitors. Our aim over the next 5 years is to have a global server presence and host tens of thousands of websites.

See our full profile

How did we do this year?



Report Card

B-

😊
The Good

We successfully grew the team and added ~8 heads across various business functions including executives, support, and engineering.

We continued to increase the average MRR of new clients as we moved upstream to the mid and enterprise markets.

We formed several strategic partnerships that will lay the foundation for future growth.

☹️
The Bad

Hiring and training the team took longer than expected. We spent the first 6 months of the year hiring, onboarding, and integrated.

Scaling direct lead generation continues to be a challenge, but we've realized that partnerships will drive sufficient growth.

We continue to have a large percentage of our hosted sites that are under our legacy pricing.

2022 At a Glance
January 1 to December 31


$754,032 +12%
Revenue


-$2,089,169
Net Loss


$91,311 [13%]
Short Term Debt


$2,500,000
Raised in 2022


$2,552,838
Cash on Hand
As of 03/31/23

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make enterprise level WordPress website hosting available to everyone.

Our founder has spent the last 15 years working in agencies and scaling high volume website platforms and hosting. Frustrated by the lack of innovation in the WordPress hosting space, he set out to build a solution that would re-invent WordPress hosting using the latest technologies for a price attractive to WordPress agencies and enterprises.

Convesio provides WordPress website agencies with a platform for hosting scalable WordPress websites without the complexity of traditional cloud providers. Convesio sites outperform traditional hosting providers, reducing client complaints. We simplify hosting, providing a high availability, secure and scalable platform for client sites and streamlined workflows for agencies. This enables agencies to differentiate hosting and use it as a true selling point while maximizing hosting profits.

The hosting market is primed for disruption as businesses realize they cannot reliably host their website on discount legacy providers. Convesio's approach and technology makes it a clear choice over legacy competitors. Our aim over the next 5 years is to have a global server presence and host tens of thousands of websites.

Milestones

Convesio, Inc. was incorporated in the State of Delaware in February 2018.

Since then, we have:

- WordPress runs 33.2% of the entire internet - approx 75M websites.

- Managed hosting is expected to grow to $75.6B in 2020.

- New technology, different from other managed hosting providers, at affordable prices.

- Already built, in beta and has very happy users providing great feedback. Ready to go to market!

- Hosting 500+ websites, with more than 90 million requests per month, and increasing each day.

- Deployed 5 clusters: 3 in N. America and 2 in the UK.

- Enable design agencies to harness the power of cloud providers, like Amazon, without the headache, resources, or heavy price tag.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $754,032 compared to the year ended December 31, 2021, when the Company had revenues of $670,327. Our gross margin was -93.09% in fiscal year 2022, compared to -44.2% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $2,621,483, including $2,658,891 in cash. As of December 31, 2021, the Company had $2,206,598 in total assets, including $2,220,855 in cash.

- *Net Loss*. The Company has had net losses of $2,089,169 and net losses of $1,085,985 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $91,311 for the fiscal year ended December 31, 2022 and $105,268 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $5,750,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Convesio, Inc. cash in hand is $2,552,838, as of March 2023. Over the last three months, revenues have averaged $86,508/month, cost of goods sold has averaged $144,719/month, and operational expenses have averaged $110,488/month, for an average burn rate of $168,699 per month. Our intent is to be profitable in 30 months.

Due to current economic trends, Convesio has been on a cost cutting initiative to lower our operating expenses. We expect these changes to have a positive effect on our gross profit margin and over all expenses.

We expect our revenue to be ~$600k over the next 6 months. Over the next 6 months we will be transitioning out of several long term 3 year commitments with Google Cloud. As these commits end, we will be transitioning to a lower cost/higher performance private cloud solution.

Our primary goal is to accelerate top line revenue growth, while limiting expenses and reach breakeven in the next 24 months.

Our intention is to reach breakeven with the cash we have on hand and then assess whether the timing is right to raise additional funds.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -277% Gross Margin: -93% Return on Assets: -80% Earnings per Share: -$348,194.83 Revenue per Employee: $37,702 Cash to Assets: 101% Revenue to Receivables: 3,219% Debt Ratio: 3%

FINAL_Convesio_2022_Financial_Statements.pdf 2021_Convesio__Inc._Financial_Statements_Final.pdf FINAL_2020_Convesio_Inc._Financial_Statements.pdf Convesio__Inc._2019_Financials.pdf Convesio__Inc._12-31-18_FS.PDF

We ❤ Our 743 Investors

Thank You For Believing In Us

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Thank You!

From the Convesio Team



Thomas Fanelli
Founder/CEO



Elizabeth Bochner
Co-Founder, COO



Dyutiman Chakraborty
Co-Founder, Chief Architect



David DeFino
Engagement Manager
Over 15 years of WordPress support, content marketing, and social media experience.



Connor Cahill
Software Engineer
Full stack developer with extensive WordPress, hosting, and agency background.



Lori Taylor
Sales Operations
Optimizing sales operations, lead generation, and CRM management.



Scott Roberts
Infrastructure Support Manager
15+ Years of server administration, support, and management to scalable WordPress systems.



Joe Cress
Platform Sales Engineer

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Elizabeth Bochner	Chief Strategy Officer @ Convesio, Inc.	2022
Thomas Fanelli	Executive @ Convesio, Inc.	2018

Officers

OFFICER	TITLE	JOINED
Thomas Fanelli	Secretary President Vice President Treasurer CEO CEO CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Thomas Fanelli	5,000,000 Common Stock	66.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
07/2019	$154,700		506(c)
12/2019	$985,339		4(a)(6)
11/2020	$200,000	Safe	Regulation D, Rule 506(b)
11/2020	$300,000	Safe	Regulation D, Rule 506(b)
01/2021	$250,000	Safe	Regulation D, Rule 506(b)
09/2021	$500,000	Safe	Regulation D, Rule 506(b)
12/2021	$2,000,000	Safe	Regulation D, Rule 506(b)
06/2022	$2,500,000	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	6,814,500	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	

Risks

A significant amount of the team's time is spent working remotely. Convesio uses the latest communication methods, such as Slack and Zoho message apps, to make sure the team is working towards a common goal and product development, however, as the team expands it is unproven that this method is optimal to product development. As a result, it may be necessary for the team to find a more stable base.

Convesio's current software applications are new and therefore do not have a stable or significant customer base. It is necessary that Convesio grows the number of customers of rapidly, although, there is no guarantee Convesio will do so.

Investors will not see a return on Convesio until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.

If adequate funds are not available or not available on acceptable terms, Convesio may not be able to fund its expansion, promote its product as Convesio desires, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability would have a material adverse effect on Convesio's business, results of operations, financial condition and prospects.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.potentially result in departures in Convesio if team members did not want to relocate.

Convesio's limited operating history may make it difficult to evaluate Convesio's current business and Convesio's future prospects. Convesio has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of Convesio's limited resources, market acceptance of Convesio's existing and future products and services, competition from established companies with greater financial and technical resources, acquiring and retaining users and developing enhancements to Convesio's products and services. Convesio cannot assure you that the company will be successful in addressing these and other challenges Convesio may face in the future.

Convesio is reliant on single full-time Officer, which it must retain to ensure continued growth and productivity. The loss of the CEO may have an adverse effect on the business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Many of Convesio's current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than Convesio does. These factors may allow Convesio's competitors to respond more quickly than Convesio can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build a larger user base or to monetize that user base more effectively than us. Convesio's competitors may develop products or services that are similar to Convesio's products and services or that achieve greater market acceptance then Convesio's services. This could attract users away from Convesio's products and reduce Convesio's market share.

Convesio's current business model is not proven or a source of significant revenue. Current revenues do not cover current expenditure of the company. As a result, the Convesio's business model is due to change and adapt according to market conditions, product market fit and finding a successful sales and revenue model.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon

many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Convesio, Inc.

- Delaware Corporation
- Organized February 2018
- 20 employees

5660 Strand Court #108
Naples FL 34110

https://convesio.com

Business Description

Refer to the Convesio profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Convesio is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.